Exhibit 99.1

4d Pharma PLC

Suspension of Trading

Leeds, UK, 24 June 2022, – 4D pharma plc (AIM: DDDD, Nasdaq LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, today announces that it has requested an immediate suspension of trading in the Company’s ordinary shares on AIM pending a further announcement.

A further announcement will be made as soon as practicable.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D pharma has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA® (pembrolizumab) in solid tumors, a Phase II clinical trial of MRx0518 in combination with BAVENCIO® (avelumab) in the first-line maintenance setting for urothelial carcinoma, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in irritable bowel syndrome (IBS) which has completed a successful Phase II trial. A Phase I study of MRx0005 and MRx0029 in patients with Parkinson’s disease is expected to commence in 2022. Additional preclinical-stage programs include candidates for CNS disease, immune-inflammatory conditions and cancer. The Company has a research collaboration with MSD (Merck & Co., Inc., Kenilworth, NJ, USA), to discover and develop Live Biotherapeutics for vaccines.

Contact Information:

4D pharma

Investor Relations ir@4dpharmaplc.com

Singer Capital Markets - Nominated Adviser and Joint Broker

Philip Davies / James Fischer (Corporate Finance) +44 (0)20 7496 3000

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker

Dominic Wilson +44 (0)20 7332 2500

Stern Investor Relations

Julie Seidel +1-212-362-1200

julie.seidel@sternir.com

Image Box Communications

Neil Hunter / Michelle Boxall +44 (0)20 8943 4685

neil@ibcomms.agency / michelle@ibcomms.agency